UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Kismet Acquisition Two Corp.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G52807 107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G52807 107	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Kismet Sponsor Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,250,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,250,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.4%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G52807 107	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Ivan Tavrin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Russia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,250,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,250,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.4%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G52807 107	13G	Page 4 of 6 Pages

ITEM 1(a).	Name of Issuer:

Kismet Acquisition Two Corp. (the “Issuer”)

ITEM 1(b).	Address of Issuer’s Principal Executive Offices:

850 Library Avenue, Suite 204, Newark, Delaware 19715

ITEM 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Kismet Sponsor Limited
(ii)	Ivan Tavrin

ITEM 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Kismet Sponsor Limited is Wickhams Cay II, Ritter House, VG1110 Road Town, Tortola, British Virgin Islands. The principal business address of Ivan Tavrin 6 Floor, Business Center “White Gardens”, Building B, Lesnaya Street 9, Moscow 125047, Russia.

ITEM 2(c).	Citizenship:

Kismet Sponsor Limited is a British Virgin Islands company limited by shares, and Ivan Tavrin is a citizen of Russia.

ITEM 2(d).	Title of Class of Securities:

Class A Ordinary Shares

ITEM 2(e).	CUSIP Number:

G52807 107

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:________

Not Applicable.

CUSIP No. G52807 107	13G	Page 5 of 6 Pages

ITEM 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.

Kismet Sponsor Limited (the “Sponsor”) is the record holder of 6,250,000 Class B ordinary shares, of par value $0.001 per share (“Class B ordinary shares”), of the Issuer representing approximately 21.4% of the outstanding Class A ordinary shares, of par value $0.001 per share, (“Class A ordinary shares”) and Class B ordinary shares (together, the “Ordinary Shares”) of the Issuer. The Class B ordinary shares have no expiration date and will automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Issuer’s registration statement on Form S-1 (File No. 333-252419).

Since their issuance, to and including the date hereof, the securities described above were held directly by the Sponsor. At the time of issuance of such securities, Ivan Tavrin owned a 100% interest in the Sponsor. On December 23, 2021, Mr. Tavrin transferred his 100% interest in the Sponsor to Kismet Holdings Limited in exchange for shares of another company through several restructuring transactions. As a result of the transactions, Kismet Holdings Limited holds a direct 100% interest in the Sponsor. Because Mr. Tavrin holds a 22% interest in Kismet Holdings Limited, he maintains an indirect 22% interest in the Sponsor. Mr. Tavrin has (i) sole voting power over all the Class B ordinary shares held by the Sponsor pursuant to a Special Power of Attorney and Irrevocable Proxy, dated December 23, 2021, executed as a deed by Kismet Sponsor Limited, and (ii) sole dispositive power over all the Class B ordinary shares held by the Sponsor until February 2023, pursuant to a Special Power of Attorney, dated December 23, 2021, executed as a deed by Kismet Holdings Limited. Accordingly, Mr. Tavrin may be deemed to share beneficial ownership over all of the Class B ordinary shares held by the Sponsor. Kismet Sponsor Limited disclaims beneficial ownership over the Class B Ordinary Shares.

The aggregate percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is calculated based upon 29,250,000 Ordinary Shares outstanding as of November 22, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 22, 2021.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certifications.

Not Applicable.

CUSIP No. G52807 107	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

kismet sponsor limited

By:	/s/ Jason Simon
	Name:	Jason Simon
	Title:	Attorney-in-Fact*

/s/ Jason Simon
Jason Simon,
Attorney-in-Fact for Ivan Tavrin*

*	The Powers of Attorney given by each of Kismet Sponsor Limited and Ivan Tavrin were previously filed as exhibits 24.1 to the Form 3s filed by Kismet Sponsor Limited and Ivan Tavrin with the SEC on February 17, 2021, and are herein incorporated by reference.